

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Mr. James S. Kuo, M.D., M.B.A
President and Chief Executive Officer
Adeona Pharmaceuticals, Inc.
3930 Varsity Drive
Ann Arbor, MI 48108

> **Re: Adeona Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Interim Period Ended June 30, 2010**
> **File No. 001-12584**

Dear Mr. Kuo:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Melissa N. Rocha
Branch Chief